

December 30, 2013

Via E-mail
Frank E. Brown III, Esq.
Senior Vice President,
Corporate Counsel and Secretary
General Motors Financial Company, Inc.
801 Cherry Street, Suite 3500
Fort Worth, TX 76102

      Re: General Motors Financial Company, Inc.
              Form 10-K for Year Ended December 31, 2012
              Filed February 15, 2013
              File No. 001-10667

Dear Mr. Brown:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Christian Windsor

                                  Christian Windsor
                                  Special Counsel

cc: Via E-mail
        Gregory J. Schmitt, Esq.